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                              December 17, 2021

       Tao Ling
       Chief Executive Officer
       Ostin Technology Group Co., Ltd.
       Building 2, 101/201 1 Kechuang Road
       Qixia District, Nanjing
       Jiangsu Province, China 210046

                                                        Re: Ostin Technology
Group Co., Ltd.
                                                            Amendment No.7 to
Registration Statement on Form F-1
                                                            Filed December 6,
2021
                                                            File No. 333-253959

       Dear Mr. Ling:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1/A filed December 6, 2021

       Prospectus Summary, page 1

   1. Please revise both the risk factors summary and the Risk Factors section to move forward the risks related to
doing business in the PRC so that such risks are prominently disclosed within each section in
relation to other identified material risks.
 Tao Ling
FirstName LastNameTao   LingLtd.
Ostin Technology Group Co.,
Comapany17,
December  NameOstin
              2021    Technology Group Co., Ltd.
December
Page 2    17, 2021 Page 2
FirstName LastName
       You may contact Andi Carpenter at 202-551-3645 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing